UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 30 May 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
ISIN: ZAE000015228
Code: HAR
(“Harmony” or the “Company”)
AGREEMENT TO DISPOSE OF EVANDER GOLD MINES LIMITED TO PAN AFRICAN
RESOURCES PLC
1.       INTRODUCTION
Shareholders are informed that Harmony has entered into an
agreement with Pan African Resources PLC (“Pan African Resources”)
in terms of which Harmony will dispose of Evander Gold Mines
Limited (“Evander”) to Pan African Resources (the “Transaction”).
2.       THE TRANSACTION
2.1      Salient Terms
Pan African Resources (through a wholly-owned subsidiary) will acquire Evander for a cash purchase consideration of R1.5 billion to be funded through a combination of internal cash resources, third party debt and equity.
2.2      Effective date and Conditions Precedent
The effective date of the Transaction is 1 April 2012. The closing date of the Transaction is intended to be 31 October 2012 unless extended, subject to, inter alia, the fulfilment of the following conditions precedent:
-
       Pan African Resources obtaining the relevant shareholder
approval for the Transaction;
-
      Obtaining of all relevant regulatory approvals including
exchange control approval from the Reserve Bank of South
Africa, any required approvals from the various exchanges on which Pan African Resources is listed and Competition
Commission approval. The Takeover Regulation Panel has
exempted Evander from complying with Parts B and C of the
Companies Act, 2008 (No. 71 of 2008) and the Takeover
Regulations on the basis that, although Evander is a public
company, it is a wholly owned subsidiary of Harmony; and
-
       Approval of the change in control of Evander by the
Department of Mineral Resources.

A break fee of R50 million will be payable by Pan African
Resources and will not be refundable unless the regulatory
approvals described above are not fulfilled.
“We are pleased that Evander is being sold at a value within our value range. The proceeds will be received within the next six months, provided all the conditions precedent are met, which will further strengthen our cash position to meet our capital demands in support of our growth strategy”, said Graham Briggs, chief executive of Harmony.
The Transaction is below the threshold prescribed by the JSE Listing
Requirements for a categorised transaction and this announcement is therefore made on a voluntary basis.
30 May 2012
Financial Advisor and Transaction Sponsor
Merrill Lynch South Africa (Pty) Ltd
Legal Advisor
Cliffe Dekker Hofmeyr Incorporated
Sponsor
JP Morgan
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 30, 2012
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director